

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Gregory D. Grant+
Rebecca Oshoway

Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman

Eric J. von Vorys
Michelle R. Curtis•

Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
Melissa G. Bernstein

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer○
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Mimi L. Magyar
Scott D. Field
Special Counsel
Philip R. Hochberg
*Maryland and D.C.
except as noted:*
+ Virginia also   ○ D.C. only
• Maryland only   † Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

August 23, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b)
       promulgated under the Securities Exchange Act of 1934, as amended
       SEC File No. 82-34672
       Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

       August 23, 2004   Stock Exchange Announcement – Notification of Substantial
                             Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

PROCESSED
SEP 02 2004
THOMSON
FINANCIAL

Enclosure
cc: Carmelina Carfora,
       Company Secretary (w/o enc.)
18031915-48.doc
T:090704

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com • TDD: (301) 230-6570

RNS Number:2366C
Electrocomponents PLC
23 August 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on Friday 20th August 2004 in accordance with the Companies Act (as amended) that the Capital Group Companies Inc, ('CGC'), a US based holding Company for several subsidiary companies, has reduced its holding and now has a notifiable interest in 21,559,045 Ordinary Sharers of 10p each in the Company, which represents 4.95% of the total issued share Capital of the company. Within this holding it is noted that Capital International Limited's holding of 17,466,747 Ordinary Shares of 10p each now represents 4.01% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Capital International Limited	17,466,747
Capital International S.A.	1,477,600
Capital International, Inc.	225,489
Capital Research and Management Company	1,920,609
Capital Guardian Trust Company	468,600

CARMELINA CARFORA
Group Company Secretary

23 August 2004

This information is provided by RNS
The company news service from the London Stock Exchange
END

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